

August 29, 2014

Via E-mail
Joseph Epperson
Chief Executive Officer
MaxPoint Interactive, Inc.
3020 Carrington Mill Blvd., Suite 300
Morrisville, NC 27560

> **Re:** **MaxPoint Interactive, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 22, 2014**
> **CIK No. 0001611231**

Dear Mr. Epperson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis…, page 51

Overview, page 51

1.   We note your response to comment 17. You state on page 51 that "any significant shift in the mix of channels used to provide your marketing automation software solution to your customers could have a favorable or unfavorable impact on your revenues, Revenue ex-TAC and gross profit." It remains unclear to us why based on recent advertising trends (for instance, the trend towards mobile advertising), you do not believe that providing additional specifics regarding the shift of media mix is useful to investors. In this regard, we note you reported on page 54 that non-display advertising through your platform has grown rapidly from 8% of revenue in the first quarter of 2013 to 22% of revenue in the second quarter of 2014, but you do not disclose how that impacted your operating results and operating metrics. If you expect the trend towards non-display

advertising to continue, please disclose your ability to provide and monetize channel options for your customers. Further explain how a continuing change in the mix of channels may result in a favorable or unfavorable impact on your revenues, Revenue ex-TAC, and gross profit."

Traffic Acquisitions Costs, page 58

2.   We note your response to comment 19. It remains unclear to us how algorithmic improvements in your real-time bidding platform resulted in lower traffic acquisition costs as a percentage of revenues. In connection with your disclosure on page 55, tell us to what extent your traffic acquisition costs are impacted by your experimentation with and refinement of your real-time bidding platform as compared to competition for impressions on RTB exchanges, the type of media inventory that you are purchasing and the types of campaigns you implement for your customers. Please disclose how those other factors affected your traffic acquisition costs in relation to revenue during the first half of 2014 compared with the same period in 2013.

Revenue Recognition, pages F-8 and F-36

3.   We note your response to comment 24. In concluding that you are the principal in the advertising arrangement, tell us how you considered the following:

- How you may be deemed a primary obligor, considering that it is ultimately the publisher who determines the ad inventory space that may be made available to competing programmatic bidders and who also ensures which customer ad impressions may be displayed in that space;
- How your customer's ability to negotiate a price other than your established pricing demonstrates your latitude in pricing;
- How discretion in selection of a real-time bidding exchange can be equated with selection of customer-requested publisher inventory which may not be available to you on your programmatic terms as a result of the bidding process.

Concentration of Credit Risk, page F-10

4.   We note your response to comment 27.   We also note how you define "customer" on page 53. Please tell us how your definition of "customer" and "contract," as those terms are used in your filing, are consistent with the definitions set forth in ASC 605-10-20, especially when the advertiser, or the principal for an advertising agency ("customer"), is not a party to the insertion order arrangement ("contract").

5.   Refer to your disclosure on page 17. Please explain to us your consideration of each global advertising network as a customer and providing disclosure of this concentration of credit risk hereunder.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Brad Schomber
        Chief Financial Officer
        MaxPoint Interactive, Inc.

        Richard Blake
        Glen Van Ligten
        Jared Grauer
        Meaghan Nelson
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP